Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Amendment No. 3 to Form S-1 of our reports dated November 10, 2009, except for the effect of the application of authoritative guidance on accounting for noncontrolling interests discussed in Note 17, additional disclosures regarding major maintenance activities discussed in Notes 1 and 6 and additional disclosures regarding certain assumption changes effecting pension benefit obligations discussed in Note 10, as to which the date is January 29, 2010, relating to the consolidated financial statements and financial statement schedule of CHS Inc. and subsidiaries, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 24, 2010